United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Chevron Corporation

Name of persons relying on exemption: The Sisters of St. Francis of Philadelphia; the American Baptist Home Mission Society; Sisters of Charity of St. Elizabeth, NJ; Sisters of the Humility of Mary, OH; Sisters of St. Dominic of Caldwell, NJ; Sisters of St. Joseph Chestnut Hill Philadelphia; School Sisters of Notre Dame Cooperative Investment Fund; Benedictine Sisters of Baltimore - Emmanuel Monastery; Congregation of Benedictine Sisters, Boerne TX; Zevin Asset Management

Address of persons relying on exemption: Investor Advocates for Social Justice (formerly Tri-State Coalition for Responsible Investment), 40 S Fullerton Ave Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The proponents urge you to vote FOR Item # 8, Shareholder Resolution Requesting Report on Human Rights Practices, at Chevron Corporation’s (NYSE: CVX) Annual Meeting on May 27, 2020.

Summary of the Resolution

Proponents request an independent report evaluating the effectiveness of Chevron’s efforts to prevent, mitigate and remedy the actual and potential impact on human rights, community relations and the environment, from its past and ongoing operations.

Support for this Resolution is warranted and in the best interest of Chevron and its shareholders because:

1.	Chevron’s business activities have had negative impacts on human rights, community relations and the environment in the communities adjacent to or directly affected by its operations, and
2.	Chevron has failed to address its material financial, compliance and reputational risks associated with its operations, particularly with respect to past and ongoing negative impacts on human rights, community relations and the environment.

Chevron is the second largest integrated energy company in the United States. With substantial business activities in over 25 countries, the scale of Chevron’s operations has contributed to widespread adverse impacts on the communities in which it operates, as discussed in more detail below.

In its own Human Rights Policy1, Chevron acknowledges its responsibility to identify, assess and address the real and potential adverse human rights impacts of its business. However, the reality does not align with this Policy.

(1)	Chevron’s business activities have had an adverse impact on human rights, community relations and the environment in the communities and neighborhoods adjacent to or directly affected by its operations.

There are several examples where Chevron’s business operations and poor implementation of its policies have had an adverse impact on the environment and neighboring communities’ health and livelihoods. Emissions from Chevron’s operations contribute to the climate crisis, which may compound risks to communities that already bear the brunt of environmental impacts.2 This has led to financial, legal and reputational damage for Chevron.

Although Chevron’s Board’s Response to our Proposal mentions inaccurate references in our Supporting Statement, the Board offers no support for where proponents’ examples are not accurate or relevant. The proponents assert that its proposal is accurate and the references to legal actions and descriptions of the impacts of Chevron’s operations include credible citations to legal documents, government news releases, or reliable news sources.

●	California issued a $2.7 million fine in October 2019 for Chevron spilling over 1.3 million gallons of oily water, steam and oil in Kern County, California.[3] This practice has persisted over the past 16 years, where tens of millions of gallons of fluid have surfaced intermittently.[4] The 2019 penalty asserts that Chevron failed to prevent the spill, failed to comply with transport requirements for oil, and failed to conduct operations in accordance with good oilfield practice. California’s Acting State Oil and Gas Supervisor determined that the spills caused “a significant threat of harm to human health and the environment”.[5] In addition to the harms, Chevron did not adequately consult with communities or inform community members of risks.[6] Chevron maintains the releases have had no impact on personnel, groundwater, wildlife or agriculture. However, community groups note that the incidents took place within five miles of the nearest town and agricultural operations, which likely caused negative impacts.

●	Chevron recently paid $3 million in fines and $160 million in environment improvement upgrades to its refineries to end investigations in four states (California, Mississippi, Utah, and Hawaii) where the company’s refineries caught fire or released harmful chemicals.[7] The fine covers a 2012 fire at Chevron’s Richmond, CA refinery, which resulted in 14,000 evacuations and thousands of hospitalizations for respiratory distress.[8]

●	In 2018, eight California municipalities, including the City of Richmond (outside of San Francisco), filed a suit against the company, alleging public nuisance and negligence, and seeking the funds to “adapt to a climate-changed future”. While Richmond faces cumulative impacts from multiple pollution sources, Chevron’s facility is recognized as its largest polluter.[9] Community organizers in Richmond have pointed to Chevron as the largest source of environmental injustice in their community, which has higher than normal cases of heart disease and cancer.[10]

●	Although Chevron uses its Global Memorandum of Understanding in Nigeria as an example of effective community engagement, protests against the company have been ongoing since 2015 in communities throughout the country. One of many examples is the escalating opposition to a Chevron facility in the country’s Niger Delta State. Community members have repeatedly held peaceful protests over concerns about forced relocation, broken promises of employment opportunities, lack of community access to electricity and clean water, and destroyed housing.[11] A director of the protest and executive member of the Ugborodo Community Management Committee stated that Chevron’s response to their community protests were “puerile and mischievous, to say the least,” and asserted that Chevron “has no good relationship whatsoever with the Ugborodo community”.[12]

These examples of worldwide community opposition to Chevron’s business activities and alleged poor respect for human rights may result in business interruptions for the company.13 The pattern and number of penalties, court filings, and protests that Chevron has faced over the years from communities bordering its operations raise questions about whether Chevron’s policies and processes are effectively implemented to prevent, mitigate and remedy human rights impacts.

Chevron does not disclose any region-specific data on environmental or community impacts, including for “environmental justice communities” which are adjacent to its facilities, and already bear the negative financial and health effects of pollution, toxic hazards and climate change in the United States, and whose residents are predominantly people of color and/or low-income.14 Many of these residents suffer from higher rates of asthma, respiratory disease, and other health complications, as the cumulative impact of living in their communities puts them at greater risk for health problems. The resulting power imbalance that these communities face vis-à-vis their corporate neighbors makes it all the more challenging for them to hold Chevron accountable for its adverse impacts.

The recent COVID-19 crisis has also had a disproportionate impact on these communities, as preliminary studies suggest that long-term exposure to air pollution is connected to more severe COVID-19 symptoms and higher mortality rates.15

(2)	Chevron’s existing policies, processes and disclosure fail to address whether and how the company is effectively addressing its material financial, compliance and reputational risks associated with its business operations, particularly with respect to past and ongoing negative impacts on human rights, community relations and the environment.

Chevron Does Not Report on Financially Material Human Rights Topics and Metrics Called for by SASB and Other International Frameworks.

For Oil & Gas – Exploration & Production (E&P) companies, the Sustainability Accounting Standards Board (SASB) identifies Human Rights & Community Relations, as well as several related Environmental issues, as topics that are financially material.16 In the related Sustainability Accounting Standard17, SASB provides a “minimum set of industry-specific disclosure topics reasonably likely to constitute material information”, including “how management or mismanagement of each topic may affect value creation.” To measure a company’s performance for each topic, SASB provides a “set of quantitative and/or qualitative accounting metrics.”

For example, SASB requires that such companies describe their due diligence practices and procedures with respect to human rights, including: …“2.2 Implementation of the European Commission’s ‘Oil and Gas Sector Guide on Implementing the UN Guiding Principles on Business and Human Rights,’ specifically Human Rights Due Diligence,” and “Implementation of Voluntary Principles on Security and Human Rights.”

The UN Guiding Principles on Business and Human Rights (UNGPs) is internationally recognized as the global authoritative framework that outlines the roles and responsibilities of states and companies with respect to human rights, requiring all businesses, regardless of size or industry, to respect the human rights of stakeholders impacted by their operations and business relationships and to address negative impacts when they occur.18

As it concerns community relations, SASB requires that companies like Chevron “discuss [– among other metrics --] its processes, procedures, and practices to manage risks and opportunities associated with the rights and interests of communities in areas where it conducts business” and “disclose the degree to which its policies and practices are aligned with the International Finance Corporation’s (IFC) Performance Standards on Environmental and Social Sustainability.” This particularly includes Standards 4 (Community Health, Safety, and Security), 5 (Land Acquisition and Involuntary Resettlement) and 8 (Cultural Heritage).

Chevron’s Board of Directors’ Response to our Proposal #8 refers to several company policies that state support for and adherence to these different international human rights and business frameworks. However, the Board’s Response and the company’s actual policies, processes and disclosure (set forth on the company’s website) fail to meet both the financially material information and metrics required by SASB and international human rights frameworks.

Chevron Scores Poorly under the Corporate Human Rights Benchmark (CHRB).

The Corporate Human Rights Benchmark (CHRB) measures how companies in the extractive sector (among other sectors) perform across 100 indicators, based on how the companies’ practices, commitments and disclosures measure up to the UNGPs and to their peers. This allows investors and other stakeholders to understand the effectiveness of certain practices and policies, based on a company’s publicly available information.

In the 2019 CHRB Company Scoresheet, Chevron scored a 33.5 out of 100, getting 0 points on relevant indicators including: commitment to remedy, communication/dissemination of policy commitments within the company’s own operations, monitoring and corrective actions, integrating assessment findings, tracking effectiveness of actions, and communicating how impacts are addressed.19 Chevron scored significantly worse under the CHRB than three of its four self-identified competitors listed in its 2020 Proxy Statement: Royal Dutch Shell, BP, and Total.20

Chevron’s Human Rights Policies and Practices are Severely Inadequate for its Stakeholders.

Chevron’s Board’s Response to our Proposal #8 claims that its Human Rights Policy and Operational Excellence Management System (OEMS) sufficiently manage human rights risks, to make our requested report unnecessary. However, investors are unable to assess the effectiveness of the company’s systems in identifying risks, ensuring meaningful stakeholder engagement, reducing negative impacts on communities and the environment, and the provision of appropriate remedies. Chevron does not disclose any information about the effectiveness of its Stakeholder Engagement and Issues Management (SEIM) and Environmental, Social and Health Impact Assessment (ESHIA), the groups consulted, how engagement occurs and how the input from such engagement is integrated into its project planning to reduce potential and actual harm.

While Chevron indicates that it introduced Grievance Mechanism Guidance in 2016, there is no disclosure on how effectively the system works, whether stakeholders have access and do use it, how remedies are provided, and if negative impacts on human rights, community relations or the environment have been reduced. Numerous media reports noted above include statements from communities indicating they have not been consulted or informed, which show gaps in coverage or implementation.

Without the type of disclosure required by SASB and the international frameworks referenced in Chevron’s own policies, shareholders and other Chevron stakeholders cannot effectively assess how the company is addressing its material human rights, community relations and environmental risks. Investors and other stakeholders are unable to determine if Chevron’s Human Rights Policy or OEMS are effectively implemented, especially given the pattern and number of penalties, court filings, and protests Chevron faces from communities that are immediately adjacent to its operations (discussed in more detail above). To provide meaningful disclosure, we ask Chevron’s Board to commission an independent third party to evaluate the company’s efforts to prevent, mitigate and remedy the actual and potential human rights impact of its operations.

Conclusion

Chevron has a consistent track record of failing to meet its responsibility to respect human rights, communities and the environment, all of which have led to increasing financial and reputational harm. Repeated incidents of fines, lawsuits, and community opposition demonstrate that Chevron has not been effectively managing these risks, amid increasing public scrutiny.

To the extent Chevron is in compliance with state, federal, or local environmental regulations, it does not disclose human rights risk assessments to address the salient impacts of its business on communities, including to the air, water and soil. Investors lack the company disclosure to determine if Chevron’s policies and systems are effectively implemented to prevent, mitigate and remedy human rights impacts, especially given insurmountable evidence pointing to gaps in the company’s due diligence, making an independent assessment even more important.

Therefore, the independent assessment requested by our Proposal #8 would provide meaningful information to Chevron’s investors and other stakeholders.

Shareholders should vote FOR Item # 8 on May 27th.
For questions regarding Item #8 at Chevron Corporation on Report on Human Rights Practices please contact: Mary Beth Gallagher, Investor Advocates for Social Justice, mbgallagher@iasj.org.

Sincerely,

Sister Nora Nash	Mary Beth Gallagher
Director, Corporate Social Responsibility	Executive Director
Sisters of St. Francis of Philadelphia	Investor Advocates for Social Justice

Date: May 8, 2020

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

1 Available at https://www.chevron.com/sustainability/social/human-rights.

2 See https://ncdp.columbia.edu/ncdp-perspectives/the-disproportionate-consequences-of-climate-change/.

3 See https://www.desertsun.com/story/news/2019/10/02/california-fines-chevron-2-7-million-cymric-oil-spills-kern/3848335002/.

4 See https://www.kvpr.org/post/millions-gallons-oily-water-have-surfaced-kern-county-oil-field-and-more-keeps-coming.

5 See https://www.documentcloud.org/documents/6445529-DOG-California-Civil-Penalty-1163.html.

6 See https://www.kqed.org/news/11770259/environmentalists-blast-chevron-state-regulators-over-kern-county-oil-releases.

7 See https://www.cbsnews.com/news/chevron-agrees-to-pay-163-million-on-fine-and-upgrades-to-end-probes/.

8 See https://www.cbsnews.com/news/chevron-agrees-to-pay-163-million-on-fine-and-upgrades-to-end-probes/?utm_content=5bd166ab04d301092828969e.

9 See https://www.theguardian.com/environment/2019/oct/09/richmond-chevron-california-city-polluter-fossil-fuel; and https://www.fractracker.org/2016/04/air-pollution-refinery-corridor/. 15% of Richmond residents live below the poverty line, 80% are people of color, and children have about twice the rate of asthma as neighboring counties.

10 See https://www.colorlines.com/articles/battle-environmental-justice-continues-4-years-after-richmond-refinery-explosion.

11 See https://www.reuters.com/article/us-nigeria-oil/protesters-block-entrance-to-chevron-facility-in-nigerias-delta-idUSKCN10L216.

12 See https://tribuneonlineng.com/ugborodo-protest-chevrons-defence-puerile-mischievous-%E2%80%95-eyengho/.

13 See https://ejatlas.org/featured/chevronconflicts.

14 See https://qz.com/939612/race-is-the-biggest-indicator-in-the-us-of-whether-you-live-near-toxic-waste/; https://www.epa.gov/sites/production/files/2015-10/documents/post_2_-_environmental_justice_climate_change.pdf; and https://www.cleanwateraction.org/features/healthy-communities-cumulative-impacts.

15 See https://www.nbcnews.com/podcast/into-america/first-pollution-now-coronavirus-black-parish-louisiana-deals-double-whammy-n1189951.

16 See the SASB Material Map for “Oil & Gas - Exploration & Production Companies” at https://materiality.sasb.org/.

17 This Standard can be downloaded under the “Extractive & Mineral Processing” sector at https://www.sasb.org/standards%20overview/download-current-standards/.

18 See https://www.ohchr.org/Documents/Publications/GuidingPrinciplesBusinessHR_EN.pdf.

19 See https://www.corporatebenchmark.org/download-benchmark-data to download the Chevron report, as well as related data.

20 The 2020 Proxy Statement is available at https://www.sec.gov/Archives/edgar/data/93410/000119312520100407/d838093ddef14a.htm, page 39.